David A. Aronson, CPA, P.A.
17071 West Dixie Highway
Suite 301
North Miami Beach, FL 33160
(305) 999-0255

June 23, 2014

Delivered via Email to: Troy.Covey@motovox.com

Ms. Mara Ransom
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.: Ms. Mara Ransom, Assistant Director

Re:  Frozen Food Gift Group (“FROZ,” “Company” or “Issuer”)
Subject: Non-Shell Status of Issuer.

Ms.Ransom:

It has been brought to my attention that The Commission is questioning the possible non-shell status of the Issuer, Frozen Food Gift Group.  As former Auditor of the Company, I hereby submit this affidavit to the attention of The Commission as to the activity of the Company during 2013 with the intent to provide clarity to support the position that the Company is not, nor has ever been a “shell” by definition.

Rule 144(i): Unavailability of Exemption to Shell Companies

For background to the non-shell status of the Company, the applicable provisions of the Revised Rule 144 state:

Rule 144(i)(1) defines a shell company as a company* that is now or at any time previously been an issuer that has:

1.	No or nominal assets; and

2.	Either:

●	No or nominal assets;

●	Assets consisting solely of cash and cash equivalents; or

●	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

* This does not include a development stage company pursuing an actual business, a business combination related Shell Company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

I served as the Company’s auditor from December 2009 through December 2013.

In certain years the Company had no revenue while in other years it did as detailed in the following table:

FYE December 31,	Revenue
2009	Nil
2010	$101,624
2011	$50,998
2012	$3,406
2013	Nil

Although the Company did not generate significant revenue in all those years it did pursue its business plan and in 2013, did attempt a business acquisition and combination through an executed Stock Purchase Agreement between Miami Ice Machine Company and Frozen Food Gift Group, Inc.

On April 16, 2013 my firm was retained by Frozen Food Gift Group, Inc. to conduct an audit of Miami Ice Machine Company for the purpose of the acquisition.  We reviewed the target company’s (Miami Ice Machine) financial statements and made five on-site visits to Miami Ice Machine headquarters and spent approximately 110 hours on the engagement for which the Company paid my firm $12,500.

Unfortunately, the target’s financial statements proved unauditable due to management’s failure and unwillingness to submit requested financial documents during the testing period of the audit.  Due to the lack of supporting documentation from Miami Ice Company, Frozen Food Gift Group, Inc. abandoned the acquisition.

Based upon the foregoing statements, it is our opinion that the requirements of Rule 144(i) were satisfied, and that the Company at all times retained its non-shell status.

I hereby attest that the above is true and correct to the best of my records and recollection.

Sincerely,

/s/David A. Aronson, CPA, P.A.
David A, Aronson, CPA, P.A.